KIRKPATRICK & LOCKHART LLP
                1800 MASSACHUSETTS AVENUE, N.W.
                           2ND FLOOR
                  WASHINGTON, D.C.  20036-1800

                    TELEPHONE (202) 778-9000
                    FACSIMILE (202) 778-9100

                           May 28, 1997


Legg Mason Tax-Free Income Fund
111 South Calvert Street
Baltimore, Maryland  21202

Dear Sir or Madam:

     Legg Mason Tax-Free Income Fund ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated November 21, 1990 and amended on January 31, 1991, March 11, 1991, June 26, 1992, and August 1, 1994. We
understand that the Trust is about to file Rule 24f-2 Notices pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares of beneficial interest, par value $.001 per share ("Shares") in the Legg Mason Pennsylvania Tax-Free Income Trust,
Legg Mason Maryland Tax-Free Income Trust and Legg Mason Tax-Free Intermediate-Term Income Trust ("Funds"), portfolios of the Trust, which the Trust has registered under the Securities Act of 1933, as amended, and which were sold during the fiscal year ended March 31, 1997.

     We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the Shares of the Funds sold during the fiscal year ended March 31, 1997, the registration of which will be made definite by the filing of the Rule 24f-2 Notices, were legally issued, fully paid and non-assessable. We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or applicable state securities laws in connection with the sales of Shares.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. It also requires that notice of such disclaimer be given on each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the Trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides (i) for indemnification out of assets of the applicable Series of the Trust for all losses and expenses of any shareholder held personally liable for the obligations of such Series of the Trust solely by virtue of ownership of Shares of such Series of the Trust and (ii) for the applicable Series of the Trust to assume the defense of any claim against the shareholder for any act or obligation of such Series of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability for the obligations of the Trust is limited to circumstances in which the Trust would be unable to meet its obligations.

Legg Mason Tax-Free Income Fund
May 28, 1997
Page 2


     We hereby consent to this opinion accompanying the Rule 24f-2 Notices which you are about to file with the Securities and Exchange Commission. We also consent to the reference to our firm under the caption "Legg Mason Tax-Free Income Fund's Legal Counsel" in the Statement of Additional Information filed as part of the Registration Statement.

                    Sincerely yours,

                    KIRKPATRICK & LOCKHART LLP



                    By:/s/ Arthur C. Delibert
                         Arthur C. Delibert